

May 8, 2014

Via E-mail
Jan Kees van Gaalen
Executive Vice President and Chief Financial Officer
Dresser-Rand Group Inc.
West 8 Tower, Suite 1000
10205 Westheimer Road
Houston, TX 77042

> **Re:** **Dresser-Rand Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 2, 2014**
> **File No. 001-32586**

Dear Mr. van Gaalen:

We have reviewed your response letter dated April 29, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Multiple-element arrangements, page F-12

1.   We note your response to prior comment 1 and your proposed revised disclosures to state that you use the estimated selling price to allocate arrangement consideration in substantially all your multiple-element arrangements. Please clarify for us why you utilize the best estimate of the selling price and why you are unable to determine vendor-

> specific objective evidence or third-party evidence of estimated selling price. Refer to FASB ASC 605-25-30-2.

Note 3. Acquisitions and Other Investments, page F-16

2.   We note your response to prior comment 4. Please revise future filings to more clearly disclose the facts and circumstances surrounding the purchase price dispute and to indicate the status of resolving the dispute in arbitration. Please provide disclosure similar to your response which complies with FASB ASC 450-20-50-1. Please provide us with a copy of your proposed revised disclosure.

Note 25. Subsequent Event, page F-47

3.   Please refer to prior comment 7. Please revise future filings to include the disclosures required by FASB 360-10-50-2. Please provide us a copy of your proposed disclosure. In your response, please note to describe the nature and extent of the role played by the valuation firm in determining the valuation of the assets and clarify the extent to which any statements are attributed to the valuation expert as opposed to your management. In this regard, we also refer you to the guidance provided in Question 233.02 of Division's C&DI to the Securities Act Rules which can be found at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 1. Financial Statements

Note 3. Other Investments, page 13

4.   You disclose that D-R Arabia has until May 22, 2014 to satisfy two issues raised by the Saudi Arabian General Investment Authority ("SAGIA"), concerning adding licensing to provide services works and increasing its capitalization. You note that the filings require the approval of both shareholders of the joint venture company and ARPIC (your joint venture partner) has been unwilling to provide its signed approvals of these filings. You also disclose that if the filings are not made by this date and SAGIA does not provide any further extensions, this joint venture company may have to cease its operations, which could have a material adverse effect. Please tell us the status of this matter and explain to us the nature of the potential material adverse effect to which you refer.

Jan Kees van Gaalen
Dresser-Rand Group Inc.
May 8, 2014
Page 3

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant